Exhibit for Item 77D – Policies with Respect to Security Investments

The principal investment strategies for Software and IT Services Portfolio  have been modified as follows (new text is underlined; deleted text is struck-through):

The fund invests primarily in companies engaged in research, design, production or distribution of products or processes that relate to software or information-based services. The fund normally invests at least 80% of its assets in securities of companies principally engaged in these activities.

These companies may include, for example, companies developing and marketing internet software and services; providers of information technology and systems integration services; providers of commercial data processing and/or business outsourcing services; companies developing and producing database management, home entertainment,  ~~and~~ educational ~~and~~  , specialty , enterprise, and business software; and other software and services companies.